Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

February 9, 2007

VIA EDGAR AND FED EX

Mr. H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Compliance Systems Corporation
Amendment No. 3 to Registration Statement on Form SB-2
Filed on January 11, 2007
File No. 333-134092

Dear Mr. Owings:

This letter has been prepared in response to your request for Compliance Systems Corporation, a Nevada corporation (“Compliance Systems Corporation” or the “Company”), to respond to the comments of the staff of the United States Securities and Exchange Commission (the “Commission” or the “SEC”) as memorialized in your February 2, 2007 letter (the “SEC Comment Letter”) concerning the Company’s Form SB-2 filed on January 11, 2007.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Management's Discussion and Analysis of Financial Condition and Results., page 25

COMMENT 1.
We note your additional disclosure on page 7 in your Risk Factors section and on pages 27 and 28 in your Material Trends and Uncertainties subsection. On the top of page 28, as well as in the added risk factor on page 7, you state that your November 2006 staff reduction and sales reduction that occurred earlier in 2006 "is suggestive of a negative trend." Please discuss this negative trend by further describing its causes and providing management's view as to how this unfavorable trend may or will impact your prospects for the future.

RESPONSE:	The disclosure in the Risk Factor on page 7 and on pages 27 and 28 in the Material Trends and Uncertainties subsection has been revised to read as follows:

Mr. H. Christopher Owings
February 9, 2007

In 2006 we reduced sales and office staff. The causes for the November 2006 staff reduction and the sales reduction which occurred earlier in 2006 are as follows.  In the spring of 2006, we terminated the sales personnel partially as a cost cutting measure and partially because management did not believe the sales staff was producing sufficient business to justify their compensation.  The sales staff’s function was to train the telephone carriers distributors’ internal sales force, primarily training them how to sell TeleBlock® as a value added feature to the overall service package provided by the distributors.  In the spring of 2006, our management believed that our sales staff had trained sufficient distributors’ internal sales forces to sell and market the TeleBlock® product and that we no longer received an added benefit from the services of our sales staff.  This was one of the reasons for eliminating our sales staff, the second reason being a cost-cutting measure.  Because we eliminated the sales force we were then able to eliminate in November 2006 one of the office staff, whose main function was to provide support for the sales staff.   Also in November 2006, we laid off the second office employee because of cost-cutting measures.  This office staff reduction, particularly when viewed in conjunction with the reduction in sales personnel that occurred earlier in 2006, is suggestive of a negative trend. This trend reflects the Company’s inability to continue to pay these employees’ salaries due to the extreme working capital deficit resulting from the decrease in the Company’s revenues in 2006.  Our management does not believe that the reduction in sales staff and the additional lay-offs in November have had a material adverse effect on the Company.  First, the functions which were performed by the sales staff in 2006 were, to a large extent, transferred to the distributors’ internal sales force.  Second, administrative duties of the office personnel have been assumed by our remaining employees and executive officers.

However, our management’s plans for increasing revenues contemplate a significant increase in sales and marketing personnel. This is based on the fact that the expansion and growth of the Company cannot occur without a group of sales and marketing personnel necessary to advertise, market and sell our products. If sufficient funding does not become available, management’s plans to increase revenue will have to be modified or curtailed.  Additionally, in the event that our management obtains additional funding, our management anticipates rehiring or replacing the office personnel which was laid off in November since management believes that a qualified office staff is an integral part of a successful long-term expansion of the Company’s business.  However, if management does not obtain additional funding and it does not have the sufficient funding available to rehire or replace the office personnel, or if there should be an unusually long delay in doing so, management’s plans would have to be modified accordingly.  The inability to hire sales and marketing staff, along with the inability to hire or replace the office staff, may adversely impact our Company by limiting its growth in the future.

We also wanted to inform you that the relevant risk factor heading has been revised to read as follows: ‘Due To Our Working Capital Deficit and for Cost Cutting Reasons, We Have Reduced Our Staff, Which May Adversely Impact Our Operations,’ in order to accurately reflect the disclosure set forth above.

Mr. H. Christopher Owings
February 9, 2007

Executive Compensation, page 46

COMMENT 2.
Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

RESPONSE:	We have updated and revised the disclosure on executive and director compensation to comply with the applicable rules set forth in the SEC Release No. 33-8732A (August 29, 2006).

Receivables Billed for Others, page F-7

COMMENT 3.	Please tell us why you believe it is appropriate to record receivables billed for others. Refer to your basis in accounting literature.

RESPONSE:
RESPONSE: As discussed with the Staff by telephone, the Company has restated its December 31, 2005 and September 30, 2006 balance sheets as discussed in this response and also reclassified the applicable sections of the cash flow statements included in the filing.

The Company’s auditors have amended their audit report to include the following paragraph:

As more fully described in Note 2B to the consolidated financial statements, the Company has restated the current asset and current liability sections of the December 31, 2005 balance sheet in order to (i) exclude from current assets $26,738 of receivables billed on behalf of others and (ii) exclude from current liabilities the equivalent amount, as such amount does not constitute a payable until the receivables are remitted to the Company. Total assets and total liabilities have been reduced by the same amounts. The operating activity section of the statement of cash flows has been reclassified accordingly for all prior periods. None of these changes have any effect on net loss, total equity or net cash provided or used by operating activities for any of the periods presented.

Amended pages F-1, F-2, F-5 and F-7, constituting all applicable financial statement and footnote pages changed in order to effectuate the Company’s response to this Comment have been faxed to the Commission Staff accountants responsible for reviewing the Company’s filing.

A second change, applicable to pages F-2 and F-7, in response to a Staff verbal comment was e-mailed to the Staff.

The Company has modified and re-modified the footnote disclosure related to this item. Footnote 2B as re-modified now reads as follows:

Mr. H. Christopher Owings
February 9, 2007

B. Restatement and Reclassification:

The Company has restated the December 31, 2005 and September 30, 2006 balance sheets in order to net against accounts payable and accrued expenses certain receivables in the amounts of $26,738 and $89,872, respectively. The Company has determined that until the billed amounts are actually remitted to the Company (i) these amounts, which are billed by the Company on behalf of its data-base host and various telephone carriers, do not represent assets of the Company; and (ii) the equivalent amounts due to the data-base host and the various telephone carriers do not represent liabilities of the Company. Accordingly at December 31, 2005 and September 30, 2006 (a) accounts receivable, (b) total current assets, (c) total assets, (d) accounts payable and accrued expenses, (e) total current liabilities, (f) total liabilities and (g) total liabilities and stockholders’ deficit have all been reduced by $26,738 and $89,872, respectively. These balance sheet restatements at December 31, 2005 and September 30, 2006, as well as for earlier applicable balance sheets not presented herein have no effect on net loss or net equity at any reported period. The applicable assets and liabilities listed in the operating activity section of the statement of cash flows for the years ended December 31, 2004 and 2005 and for the nine-month periods ended September 30, 2005 and 2006 have been reclassified to reflect the balance sheet restatements, although there was no effect on net cash provided or required by operating activities.

Exhibits Required by Item 601 of Regulation S-B, page 11-3

COMMENT 4.	Please file your legality opinion as required by Item 601(b) (5) of Regulation S-B

RESPONSE:	We are filing the legality opinion as required by Item 601(b) (5) of Regulation S-B to this Amendment No. 4.

Should you have any questions concerning this Response Letter, please contact me (516) 656-5115.

Very truly yours,

/s/ Dean Garfinkel
Dean Garfinkel
President

cc:	Clayton E. Parker, Esq., Kirkpatrick & Lockhart Preston Gates Ellis, LLP
Ronald Haligman, Esq., Kirkpatrick & Lockhart Preston Gates Ellis, LLP